Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Talos Energy Inc. for the registration of 12.00% Second Priority Senior Secured Notes due 2026 and to the incorporation by reference therein of our reports dated March 10, 2021, with respect to the consolidated financial statements of Talos Energy Inc., and the effectiveness of internal control over financial reporting of Talos Energy Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

May 7, 2021